						EXHIBIT 12

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

						Three Months Ended March 31,
	1999	2000	2001	2002	2003	2004

Earnings

Pre-tax income	$18,834	$59,230	$54,271	$29,705	$55,987	$20,796
Fixed charges	3,718	8,363	4,058	4,068	8,379	2,337
Total Earnings	$22,552	$67,593	$58,329	$33,773	$64,366	$23,133

Fixed Charges

Interest expense	$3,298	$7,926	$3,596	$3,125	$7,352	$1,832
Rental Interest Factor	420	437	462	943	1,027	505
Total Fixed Charges	$3,718	$8,363	$4,058	$4,068	$8,379	$2,337

Ratio of Earnings to Fixed Charges	6.1x	8.1x	14.4x	8.3x	7.7x	9.9x